Exhibit 11

THE MIDDLETON DOLL COMPANY AND SUBSIDIARIES
COMPUTATION OF NET LOSS PER COMMON SHARE

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2004	2003	2004	2003
Net loss applicable to
common shareholders	$(852,439)	$(502,748)	$(1,573,375)	$(21,503)

Determination of shares:
Weighted average common shares
outstanding (basic)	3,727,589	3,727,589	3,727,589	3,727,589
Assumed conversion of stock options	--	3,048	--	3,340

Weighted average common shares
outstanding (diluted)	3,727,589	3,730,637	3,727,589	3,730,929

Basic loss per share	$(0.23)	$(0.13)	$(0.42)	$(0.01)

Diluted loss per share	$(0.23)	$(0.13)	$(0.42)	$(0.01)